FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 6, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

6 August 2010

RBS agrees to sell 80.01% interest in Global Merchant Services to a consortium of Advent International and Bain Capital

The Royal Bank of Scotland Group ("RBS") announces today that it has agreed to sell a controlling 80.01% interest in its Global Merchant Services ("GMS") business to a consortium of Advent International and Bain Capital for an enterprise value of up to £2.025 bn1.

RBS will hold a minority stake in the new GMS group of 19.99%. As part of the agreement, RBS will continue to promote and refer the GMS product suite as a valuable part of its offering to customers.

RBS continues to deliver strong momentum in relation to its disposal programme and the proceeds from this transaction will strengthen the Group's already robust capital ratios.

The divestment will result in a gain of approximately £850 million after goodwill, separation and transaction costs. The net positive impact on the Group's Core Tier 1 ratio is expected to be c30 basis points2 on completion.

Advent International and Bain Capital have committed to making substantial investments in the technology platform and the product offering. There will be transitional services agreements in place to cover the period from legal completion to final separation.

The sale is expected to complete in the fourth quarter of 2010 and is subject to certain conditions including approval by the European Commission, US anti-trust authorities and other regulators.

Bruce Van Saun, RBS Group Finance Director said: "The sale of GMS is another significant milestone in the Group's restructuring programme. GMS is an excellent business. The transaction will be good for both staff and customers as the business implements its ambitious expansion plans."

For further information please contact:

Richard O'Connor
Head of Investor Relations

Tel: +44 207 672 1758

Group Media Centre
Tel: +44 (0) 131 523 4205

1. Based on an enterprise value of up to £2.025bn including contingent consideration of £200m. Approximately £1.7bn (subject to customary post-closing adjustments) will be received in cash on closing of the sale of the 80.01% interest. Up to £200m is receivable in the future if the returns realised by the consortium members exceed certain thresholds.

2. Adjusting for the goodwill of £0.5bn, the disposal results in an increase to the Group's Core Tier 1 capital of £1.35bn, improving the Core Tier 1 ratio by c30 basis points at 31 December 2009.

3. At 31 December 2009, GMS had gross assets of £1.7bn including goodwill of £0.5bn. Net assets at closing are expected to be c£0.4bn. The business generated an operating profit of £249m for the year ended 31 December 2009.

Notes to Editors

As a condition of the European Commission's clearance in December 2009 of state aid, RBS committed to dispose of certain assets including the GMS business.

Global Merchant Services (also known as RBS WorldPay) is Europe's largest merchant acquirer and the fourth largest globally, operating in over 30 markets. It is made up of three businesses:

. Streamline, the UK's largest merchant acquiring and payments services business.  It processes 4bn transactions per year for over 240,000 corporate and SME clients.  In addition Streamline offers multi-currency acquiring and payment services as well as dynamic currency conversion capability to multi-national clients.

.  eCommerce is a leading global internet based acquiring and payments business which accepts transactions through 72 different payment methods.

. RBS WorldPay US with nationwide coverage across North America.

Global Merchant Services employs approximately 2,560 people with just over 50% of these based in the UK and the remainder in key markets globally.

Forward-Looking Statements

This release contains forward-looking statements, including statements relating to completion of the sale of the GMS business and the expected use of proceeds from the sale. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties, including those arising out of the ability of the parties to satisfy any conditions required for completion of the sale, that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. These forward-looking statements speak only as of the date of this announcement. The information contained in this release is subject to change without notice and, subject to compliance with applicable law, RBS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 6, 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary